

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 30, 2013

<u>Via E-mail</u>
Margaret M. Kelly
Chief Executive Officer and Director
Re/Max Holdings, Inc.
5075 South Syracuse Street
Denver, Colorado 80237

Re: RE/MAX Holdings, Inc.
Registration Statement on Form S-1
Filed August 19, 2013
File No. 333-190699

Dear Ms. Kelly:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Organizational Structure Following the Offering, page 54</u>

1.   In your diagram, you indicate that the Class B and Class A shares have 0% and 100% economics, respectively. Please revise the diagram to illustrate the economic entitlements represented by the common units of RMCO, LLC.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 79</u>

2.   Please reflect your response to comment 15 in the section and contrast that with your disclosure of third party "transaction sides per agent" data on pages 123 and 124. Also,

please explain why transaction volume information, whether on a per agent or aggregate basis does not provide any indication of the sustainability of maintaining or growing your agent count. Was there a decrease in transaction activity prior to your loss of agents from 2006 to 2011?

Description of Our Revenue, page 85

3.   We note your response to comment 16. Considering your intentions discussed elsewhere, please discuss management's view as it relates to selling franchises in Independent Regions.

Six Months Ended June 30, 2012 vs. Six Months Ended June 30, 2013, page 89

4.   We note your response to comment 17. Please revise to provide a similar breakdown for the broker fees and franchise sales or tell us why such distinctions are not material.

Critical Accounting Policies, Judgments and Estimates, page 107

Stock-Based Compensation, page 110

5.   With respect to your unit option award grants made during 2012, please include a discussion of any significant factors contributing to the expected difference between the value of the underlying units and an equivalent number of common shares at the anticipated mid-point of the IPO price.

Financial Statements

Financial Statements of RMCO, LLC for the year ended December 31, 2012, page F-5

Notes to Consolidated Financial Statements, page F-10

(6) Acquisitions and Dispositions, page F-20

Acquisition of RE/MAX of Colorado, Inc., page F-21

6.   We note your response to comment 25 and your revision to your filing. According to the diagram of RMCO, LLC's organizational structure on page 53, Weston Presidio and RIHI own units of RMCO, LLC. Please tell us if Mr. and Mrs. Liniger control RMCO, LLC and how you made this determination. Within your response, please tell us if (1) an individual or entity held more than 50 percent of the voting ownership interest of each entity, (2) immediate family members held more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members would vote their shares in any way other than in concert), or (3) a group of shareholders held more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert existed.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 55-3439 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Morrison & Foerster LLP